UNITED SECURITY BANCSHARES, INC.

131 West Front Street

Post Office Box 249

Thomasville, Alabama 36784

October 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Paul Cline
David Irving

Re:	United Security Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Response dated August 28, 2012
File No. 000-14549

Dear Mr. Cline and Mr. Irving:

United Security Bancshares, Inc. is in receipt of your comment letter dated September 21, 2012. While we had anticipated being able to provide our responses today, October 5, 2012, we are still working to finalize the responses so that the comments will be fully addressed. We now anticipate being able to reply to your comment letter on Tuesday, October 9, 2012, which will allow the company time to complete our responses to the comments presented.

We appreciate your consideration of this request. Please contact me at (334) 636-5424 should you have any questions or require additional information.

Very truly yours,

/s/ Robert Steen

Robert Steen
Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer

cc:	James F. House
Andrew S. Nix, Esq.